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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               ----------------

                              AMENDMENT NO. 6
                                       TO

                                 SCHEDULE 14D-1

                             (FINAL AMENDMENT)
              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                    AND

                               SCHEDULE 13D

                 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               ----------------

                           SPRECKELS INDUSTRIES, INC.

                           (NAME OF SUBJECT COMPANY)
                               ----------------

                           L ACQUISITION CORPORATION

                          A WHOLLY OWNED SUBSIDIARY OF
                         COLUMBUS MCKINNON CORPORATION

                                   (BIDDERS)

 CLASS A COMMON STOCK, PAR VALUE $0.01 PER       CUSIP NO. 849416201
                   SHARE
  (INCLUDING THE ASSOCIATED COMMON STOCK
             PURCHASE RIGHTS)

  WARRANTS TO PURCHASE SHARES OF CLASS A
               COMMON STOCK
    ($9.17 EXERCISE PRICE PER WARRANT)

  WARRANTS TO PURCHASE SHARES OF CLASS A
               COMMON STOCK
    ($11.67 EXERCISE PRICE PER WARRANT)

  WARRANTS TO PURCHASE SHARES OF CLASS A
               COMMON STOCK
    ($15.00 EXERCISE PRICE PER WARRANT)

  WARRANTS TO PURCHASE SHARES OF CLASS A
               COMMON STOCK
    ($1.00 EXERCISE PRICE PER WARRANT)
      (TITLE OF CLASS OF SECURITIES)          (CUSIP NUMBER OF CLASS
                                                  OF SECURITIES)

                               ----------------

                           ROBERT L. MONTGOMERY, JR.
                         COLUMBUS MCKINNON CORPORATION
                         140 JOHN JAMES AUDUBON PARKWAY
                            AMHERST, NEW YORK 14228
                                 (716) 689-5400

         (NAMES, ADDRESSES AND TELEPHONE NUMBERS OF PERSONS AUTHORIZED
          TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDERS)

                                WITH COPIES TO:

      FREDERICK G. ATTEA, ESQ.                  MORTON A. PIERCE, ESQ.
    PHILLIPS, LYTLE, HITCHCOCK,                    DEWEY BALLANTINE
           BLAINE & HUBER                    1301 AVENUE OF THE AMERICAS
     3400 MARINE MIDLAND CENTER                NEW YORK, NEW YORK 10019
      BUFFALO, NEW YORK 14203                       (212) 259-8000
           (716) 847-7010

 CUSIP No. 849416201
                                                        Page  2  of  6  Pages

   1  NAME OF REPORTING PERSON: L ACQUISITION CORPORATION
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 16-
      1507147
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   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                               (a) [_]
                                                               (b) [_]
-----------------------------------------------------------------------
   3  SEC USE ONLY
-----------------------------------------------------------------------
   4  SOURCES OF FUNDS
      AF
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   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(e) or 2(f)  [_]
-----------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware
-----------------------------------------------------------------------
   7  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      6,525,352 shares of Class A Common Stock (including
      1,466,297 shares of Class A Common Stock issuable
      upon exercise of      Warrants)
-----------------------------------------------------------------------
   8  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN
      SHARES  [_]
-----------------------------------------------------------------------
   9  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
      68.4%
-----------------------------------------------------------------------
  10  TYPE OF REPORTING PERSON
      CO

 CUSIP No. 849416201
                                                        Page  3  of  6  Pages

   1  NAME OF REPORTING PERSON: COLUMBUS McKINNON CORPORATION
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 16-
      0547600
-----------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                               (a) [_]
                                                               (b) [_]
-----------------------------------------------------------------------
   3  SEC USE ONLY
-----------------------------------------------------------------------
   4  SOURCES OF FUNDS
      BK
-----------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(e) or 2(f)  [_]
-----------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
      New York
-----------------------------------------------------------------------
   7  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      6,525,352 shares of Class A Common Stock (including
      1,466,297 shares of Class A Common Stock issuable
      upon exercise of      Warrants)
-----------------------------------------------------------------------
   8  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN
      SHARES  [_]
-----------------------------------------------------------------------
   9  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
      68.4%
-----------------------------------------------------------------------
  10  TYPE OF REPORTING PERSON
      CO

  This Amendment No. 6 (the "Final Amendment") further supplements the Tender Offer Statement on Schedule 14D-1 (the "Schedule 14D-1") filed with the Securities and Exchange Commission on August 30, 1996, as amended on September 18, 1996, September 27, 1996, October 4, 1996, October 9, 1996 and October 15, 1996, and relates to the offer by L Acquisition Corporation, a Delaware corporation (the "Purchaser") and a wholly owned subsidiary of Columbus McKinnon Corporation, a New York corporation ("Parent"), to purchase (i) all outstanding shares of Class A Common Stock, par value $0.01 per share (the "Shares"), of Spreckels Industries, Inc. (doing business as Yale International, Inc.), a Delaware corporation (the "Company"), including the associated common stock purchase rights (the "Rights") issued pursuant to the Rights Agreement, dated as of November 11, 1995, between the Company and ChaseMellon Shareholder Services, L.L.C. (successor to Chemical Mellon Shareholder Services, L.L.C.), as Rights Agent, as amended, at a purchase price of $24.00 per Share (and the associated Right) and (ii) all outstanding warrants of the Company to purchase Shares (the "Warrants"), at a price equal to the difference between the Offer price for the Shares and the exercise price for each of the Warrants, in each case net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 30, 1996 and in the related Letter of Transmittal (which, as amended from time to time, together constitute the "Offer"). The item numbers and responses thereto below are in accordance with the requirements of Schedule 14D-1.

ITEM 4. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

  The information set forth in paragraphs (a) and (b) of Item 4 of the
Schedule 14D-1 is hereby amended and supplemented as follows:

  On October 16, 1996, Parent and the Banks executed definitive financing agreements providing for, inter alia, the total amount of funds required by Purchaser to consummate the Offer and Merger and to pay related fees and expenses. The terms of the definitive financing agreements are substantially the same as those contemplated by the Commitment Letter, previously filed as Exhibit (b)(1) to the Schedule 14D-1.

ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF BIDDER.

  As provided in the Merger Agreement, following completion of the Offer, five members of the Company's Board of Directors resigned and were replaced by five designees of Parent, Herbert P. Ladds, Jr., Robert L. Montgomery, Jr., Timothy
T. Tevens, Ned T. Librock, and Lois H. Demler. Two of the Company's Directors, Bart A. Brown, Jr. and Gary L. Tessitore, will remain on the Board of Directors.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

  The information set forth in paragraphs (a) and (b) of Item 6 of the
Schedule 14D-1 is hereby amended and supplemented as follows:

  The Offer expired at 12:00 midnight, New York City time, on October 16, 1996. According to a preliminary count by the Depositary, there were tendered and not withdrawn 5,059,055 Shares (including the associated Rights) and 241,162 $1.00 Warrants, 725,971 $15.00 Warrants, 284,164 $11.67 Warrants and
215,000 $9.17 Warrants to purchase Shares as of the expiration of the Offer. The Shares and Warrants so tendered represent approximately 68.4 percent of the outstanding Shares calculated on a fully diluted basis and the Shares so tendered represent approximately 62.6 percent of the outstanding Shares on a fully diluted basis excluding Warrants validly tendered and accepted for payment pursuant to the Offer. The Purchaser accepted for payment all such Shares and Warrants validly tendered according to the terms of the Offer.

  Pursuant to the Merger Agreement, the Purchaser intends to merge with and into the Company pursuant to the provisions of the Delaware General Corporation Law as soon as practicable in a subsequent second-step merger. The Merger Agreement provides that (i) at the Effective Time each issued and outstanding Share not tendered and purchased pursuant to the Offer (other than Shares held in the treasury of the Company, owned by Parent, Purchaser or any other direct or indirect subsidiary of Parent or of the Company, which Shares, by virtue

                                       4
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of the Merger and without any action on the part of Purchaser, the Company or the holders thereof, will be cancelled and retired without any conversion thereof and no payment or distribution will be made with respect thereto) will be converted, in a subsequent second-step merger into the right to receive $24.00 in cash, without interest thereon and (ii) with respect to each Warrant not tendered and purchased pursuant to the Offer, each Warrant holder will be entitled to receive the difference between $24.00 and the exercise price for such Warrant.

  A press release issued by Parent prior to 9:00 a.m., New York City time, on October 17, 1996, relating to the foregoing is filed as Exhibit (a)(13) and is incorporated herein by reference.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

    (a)(13) Form of press release issued by Parent on October 17, 1996.

                                       5
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                                   SIGNATURE

  After due inquiry and to the best of its knowledge, and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 17, 1996

                                          L ACQUISITION CORPORATION

                                              /s/ Robert L. Montgomery, Jr.
                                          By __________________________________
                                             Name: Robert L. Montgomery, Jr.
                                             Title: Vice President and Treasurer

                                          COLUMBUS McKINNON CORPORATION

                                              /s/ Robert L. Montgomery, Jr.
                                          By __________________________________
                                             Name: Robert L. Montgomery, Jr.
                                             Title: Executive Vice President and
                                                    Chief Financial Officer








                                       6